Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Abington Bancorp, Inc.

Commission File No.: 000-52705

The following information was posted to the Abington Bank employee website on April 7, 2011.

Susquehanna Abington bank merger news & info welcome to do list important dates articles documents faqs 15 29 Please Complete Susquehanna’s Application by Friday April 15th. click here to start. There are a lot of tasks, deadlines and questions associated with a merger, so we want to make sure you have the tools and answers you need throughout this process. This site is where you can find the most up-to-date information, including important dates, documents and FAQs. If you’d like to submit a question 04.15.2011 Complete online job application or comment for review, you can do so by clicking here. ABBC and SUSQ shareholder meetings to approve 05.06.2011 We hope you find this site helpful and we thank you for acquisition your dedication and cooperation! 07.29.2011 Acquisition closes (pending approvals) Benefits handout from 2-22 Employee Meeting 02.22.2011 01.26.2011 Susquehanna Bancshares, Inc to Acquire Abington Bancorp, (Full Time) Inc. (Press Release) 02.22.2011 Benefits handout from 2-22 Employee Meeting (Part Time) 04.01.2011 Online Job Application Instructions More» 04.05.2011 When will the acquisition be completed Answer: Pending regulatory and shareholder approvals, it is scheduled to be completed on July 29, 2011. 04.05.2011 Will there be any branch closures (from either organization) from this merger Answer: Abington and Susquehanna’s branches do not overlap, so we do not intend to close branches as part of this merger. 04.05.2011 Will Abington Bank branches become Susquehanna Bank branches Answer: Yes. Abington Bank will join Susquehanna’s existing bank network and will be marketed under the Susquehanna brand. Abington Bank branches will be part of Susquehanna Bank’s Delaware Valley (DV) Division, which includes branches in eastern Pennsylvania and southern New Jersey. When the merger is completed, that Division will include 71 branches. 04.05.2011 How should we handle customer questions about the merger Answer: Please share the benefits of the merger, which include expanded access to branches and ATMs. Abington Bank customers will have access to more than 240 Susquehanna Bank branches and ATMs in central and eastern Pennsylvania, southern New Jersey, Maryland and the eastern panhandle of West Virginia. The merger is not scheduled to take place until the end of July. If there are any updates to report about products or services, customers would be notified by mail in advance of the merger. Both banks are committed to making the transition as simple as possible for customers. More» Copyright © 2011 Susquehanna Bancshares, Inc. Susquehanna Bancshares, Inc. 26 North Cedar Street, Lititz, PA 17543-7000

04.05.2011	When will the acquisition be completed?

Answer:	Pending regulatory and shareholder approvals, it is scheduled to be completed on July 29, 2011.

04.05.2011	Will there be any branch closures (from either organization) from this merger?

Answer:	Abington and Susquehanna’s branches do not overlap, so we do not intend to close branches as part of this merger.

04.05.2011	Will Abington Bank branches become Susquehanna Bank branches?

Answer:	Yes. Abington Bank will join Susquehanna’s existing bank network and will be marketed under the Susquehanna brand. Abington Bank branches will be part of Susquehanna Bank’s Delaware Valley (DV) Division, which includes branches in eastern Pennsylvania and southern New Jersey. When the merger is completed, that Division will include 71 branches.

04.05.2011	How should we handle customer questions about the merger?

Answer:	Please share the benefits of the merger, which include expanded access to branches and ATMs. Abington Bank customers will have access to more than 240 Susquehanna Bank branches and ATMs in central and eastern Pennsylvania, southern New Jersey, Maryland and the eastern panhandle of West Virginia. The merger is not scheduled to take place until the end of July. If there are any updates to report about products or services, customers would be notified by mail in advance of the merger. Both Banks are committed to making the transition as simple as possible for customers.

04.05.2011	How will Abington’s staff be integrated into the reporting structure in the DV region?

Answer:	Management teams will be reviewing reporting structures and developing an integration plan. The new reporting structure will be announced when it is completed.

04.05.2011	What changes will there be in branch procedures and operations?

Answer:	The merger transition team will evaluate operations and procedures, and training will be developed to help ensure a smooth transition. In addition, at the time of the merger, Susquehanna staff will be available in Abington branches to provide guidance and answer questions.

04.05.2011	When will decisions be made about what jobs are impacted by the merger?

Answer:	The transition team and Human Resources departments are working to identify employees who may be affected and will communicate with them as soon as possible when decisions are reached. Any employees whose jobs are impacted would be eligible to apply for other open positions at Susquehanna Bancshares, which has a workforce of more than 500 in the greater Philadelphia area.

04.05.2011	The merger closing date is projected to be July 29th. If my position is downsized, what is my last day of work?

Answer:	Affected employees will have various work-through dates depending upon their department. Each affected employee will be notified of their work-through date.

04.05.2011	If my position is downsized due to the merger, what happens to my health insurance?

Answer:	It depends on the timing of when this occurs. If pre-merger, then you would be offered COBRA through your current health plans with Abington and converted to COBRA with Susquehanna’s health plan after the merger. If this occurs at the time of the merger or afterward, you would be offered COBRA coverage under Susquehanna Bank’s health plan. Affected employees will be informed of the COBRA costs.

04.05.2011	Is severance paid out lump sum or spread out biweekly?

Answer:	For those eligible for severance under the terms of the applicable severance plan, lump sum payments will be paid within 10 days of your last day worked. The lump sum payment will be made either by Abington Bank or Susquehanna Bank depending upon your work-through date.

04.05.2011	If my position is downsized, am I eligible for unemployment compensation?

Answer:

The decision about whether or not Unemployment Compensation will be paid is not made by an employer, so you may wish to contact your local Unemployment Agency for additional information about how the determination is made. There is also information available on the following websites that may be helpful:

Pennsylvania Department of Labor & Industry

Pennsylvania CareerLink

04.05.2011	How are unused sick, personal and vacation days handled if my position is downsized?

Answer:	Sick, personal and vacation days will be prorated for 2011. Employees who are downsized will be paid to a maximum of 30 sick days.

04.05.2011	How are unused sick, personal and vacation days handled if my position is retained?

Answer:	Susquehanna Bank uses a system of PTO (personal time off). Unused sick days will be added to your “Extended Sick Leave Bank (ESLB)”, not to exceed 1040 hours. Determinations about unused personal and vacation days are still being finalized, so watch for future updates.

04.05.2011	How do my Abington Bank benefits compare to Susquehanna Bank benefits if I am retained?

Answer:	We are planning additional employee meetings to discuss Susquehanna Bank’s benefits program in greater detail.

04.05.2011	What will happen to my 401k plan and ESOP plans?

Answer:	Both Abington plans will be discontinued in conjunction with the merger. All eligible employees who work through the date of the merger will be fully vested in both plans. Retained employees will have the option of rolling over the balances into Susquehanna Bank’s 401k plan. Retained and downsized employees may also roll the funds into a qualified plan elsewhere such as an IRA or a new employer’s plan, or they may elect to take a distribution from those plans. Please note that there may be an IRS penalty if you elect a distribution and are under the age of 59.5.

04.05.2011	Will I be getting any more contributions to my ESOP plan?

Answer:	Yes. Employees who meet eligibility will be entitled to a partial year contribution for

2011. Depending upon Abington Bank’s closing price as of the closing date of the merger, there may also be a termination contribution to eligible employees. Please note that due to the time it takes to get IRS approval to terminate an ESOP plan, the termination contribution may take a year or more.

04.05.2011	If I have a question about the merger, who can I ask?

Answer:	Please feel free to submit questions to this site, including questions you receive from customers or those regarding internal issues. We will review them and post answers as promptly as possible. Please note that there may be a delay in addressing some questions if the answer hasn’t yet been determined.

04.05.2011	If you receive questions from the media, please refer them to:

Answer:	Frank Kovalcheck, Senior Vice President, 215-886-8280

Application Instructions

The Human Resources Team at Susquehanna will work closely with Abington to obtain important information regarding your employment with Abington. It is important, however, for every Abington employee to go through Susquehanna’s application process, and many will also need to complete the subsequent onboarding process. This will ensure we have the most accurate and complete information on hand as we begin the transition process. Job applications are a necessary but challenging part of any merger, but they can lead employees to new opportunities that they never would have pursued otherwise. We stand willing to help you in whatever way we can during this process. Please complete the application by no later than Friday, April 15th. Thank you.

Instructions: Setting up your application profile

You may complete the application from any location with Internet access, including your home. Please do not leave the computer unattended while you are completing the application as it contains your personal information. Be sure to close the browser window when finished.

Prior to starting the application, collect all appropriate application information such as previous dates of employment, previous employers, contact information, special license numbers, etc. To complete the application, please see the instructions below.

1.	Open your Internet browser and go to www.susquehanna.net.

2.	At the top of the web page, click on the Careers link

3.	At the bottom of the web page, click on the blue button marked Find Jobs!

4.	A new window will open with Susquehanna’s Job Board.

5.	Click on the link marked Search Open Jobs at the top of the page

6.	In the text box labeled Keywords, type 11-0200. Click on the Submit button.

7.	One position will appear in the Browse Open Jobs screen. Click on Company Acquisition to begin the application process. If this title does not appear, please click on the Back button in your browser and re-key the requisition number (11-0200).

8.	Read through the information on the Job Details page, then click the Apply On-line link at the bottom of the screen.

9.	Click on the Click here to create a new account link.

10.	Fill in all of the information in the Submit Your Resume screen, and all following screens.

a.	Important:

i.	E-mail Address: When entering an e-mail address you may choose to use a personal e-mail address. Any e-mail correspondence you receive from Susquehanna will be sent to this address. Make sure you keep record of the e-mail address and password you use in case you need to log in again at a later time.

ii.	How did you hear about our company/ position?: Select Company Acquisition

11.	When you have completed all of the application screens and received the, “Thank you for your interest” message, close your Internet browser window.

Questions? Please contact your local Human Resources Department.
Susquehanna/Abington Application Instructions March 2011	1

Benefits Overview 2011

FULL-TIME EMPLOYEES

•	No-fee Checking Account and Free Checks

•	Bi-weekly pay, direct deposit to selected account

•

401(k) Plan: Eligible immediately; you may contribute as little as 1%, or a maximum of any percentage (the system will stop employee contributions at the legal limit for the year). Your contributions are deducted on a pre-tax basis. The company will match 100% up to the first 3% of your contributions and 50% of the next 2%, after working for one year at 1,000 hours; the company match is 100% vested after 2 years of service (no vesting for less than 2 years of service); multiple investment options. Catch-up contribution available to participants age 50 and over (limits change annually). New hires will automatically be enrolled in the plan at a 3% salary contribution into a default fund after 90 days unless the new hire enrolls themselves. Additional 2% non-discretionary contribution by the company annually to qualified employees.

•

Employee Stock Purchase Plan (ESPP) - Eligible immediately; contribute between 1% and 5% of base salary, overtime, bonus/incentive, commissions (after tax) - no employer match but a discounted purchase rate.

•

Carebridge Corporation - Assistance in successful management of family and personal concerns which can negatively impact your work performance and quality of life. Areas of assistance include childcare, parenting, eldercare, college planning, etc.

•	Employee Assistance Plan – Three free counseling sessions per family member/annually. Other services available.

•

Paid Time Off (PTO) – flexibility for employees to take paid time off work for absences due to illness, vacation, and personal reasons. Each year employees receive a specific grant of days off, in accordance with a fixed schedule, prorated in the initial year of hire. Eligible after 90 days’ service.

•	Paid Holidays - scheduled days, scheduled hours, regular pay plus time-and-a-half pay for hours worked on holiday.

•	Bereavement Pay – Both full-time and part-time – 3 days off/immediate family; 1 day off for other family members (per policy); for days normally scheduled to work.

•	Jury Duty Pay – Both full-time and part-time – Paid time off from SBI, in addition to any other reimbursement outside of the company.

•	Insurance Coverage – Eligible after 30 days’ service

Health Insurance – Two PPO plans, you choose level of coverage, deductible and cost-sharing from one of two options: High Option (100/80) or Simply Select (100/60). The Simply Select Plan is a High Deductible Health Plan and Health Saving Account qualified. Employer and employee share the cost.

Dental Plan – Diagnostic, preventative and some basic services covered at 100% with no waiting periods or deductible. Other basic and major services including Orthodontics covered at 50%. Employer pays 50% of the premium.

Vision Plan – fully insured plan with exams and lenses covered at 100% every 12 months. Allowance for frames and contacts. Employer pays 50% of the premium.

Group Term Life and AD&D Insurance provided by SBI - valued at two-times annual salary, provided at no cost to employee.

Short-Term Disability – After 7-day waiting period, benefits paid at 60% of base compensation, up to $1,300 weekly; minimum $25 weekly; benefits paid for 25 weeks; employee pays full cost.

Long Term Disability - provided by SBI – 60% of monthly pay, to a $10,000 max benefit; benefits payable after 6 months of disability.

Supplemental Life and Dependent Life –Supplemental benefits-paid totally by employee.

•	Flexible Spending Accounts – Health Care and Dependent Care FSA’s allow the employee to save out-of-pocket expenses they know they will incur for the year on a pre-tax basis.

•

Health Savings Account (HSA) – The account allows the employee to save up to the maximum annual contribution limit. The plan is 100% owned by the employee and portable. Money that is not used toward paying for qualified medical expenses can be rolled from year-to-year.

•

Long Term Care – Individual coverage for employee and/or family members to cover home care or nursing home care when the individual is unable to care entirely for themselves. Design options available through the carrier. Employee pays the premium.

•

Social Security – The company pays a dollar per dollar match of the Social Security tax deducted from the employee’s pay. Social Security pays benefits when you retire, become disabled or die. Social Security also pays Medicare benefits.

•	Unemployment Insurance – The company pays a tax percentage of each employee’s earnings to provide compensation in the event of your unemployment.

•	Workers’ Compensation – Compensation for eligible expenses incurred as the result of illness/injury incurred in the course of employment, subject to approval and applicable waiting periods.

•

FMLA – Up to 12 weeks of unpaid time off, on a rolling year basis, for the serious health condition of you or other eligible family members, or the birth or adoption of a baby/child; after 1 year of continuous service and work at least 1,250 hours in the 12 months prior to the leave. If state family leave law is more generous, the state law prevails.

This is merely a general overview of benefits. Please consult the applicable Summary Plan Description (SPD) for more information. The Plan document has final authority over plan provisions.

Although it is the intent of the Company to continue your benefits indefinitely, please be advised that the Company reserves the right to change benefits at any time, up to and including termination of such benefits.

Benefits Overview 2011

PART-TIME EMPLOYEES

•	No-fee Checking Account and Free Checks

•	Bi-weekly pay, direct deposit to selected account

•

401(k) Plan: Eligible immediately; you may contribute as little as 1%, or a maximum of any percentage (the system will stop employee contributions at the legal limit for the year). Your contributions are deducted on a pre-tax basis. The company will match 100% up to the first 3% of your contributions and 50% of the next 2%, after working for one year at 1,000 hours; the company match is 100% vested after 2 years of service (no vesting for less than 2 years of service); multiple investment options. Catch-up contribution available to participants age 50 and over (limits change annually). New hires will automatically be enrolled in the plan at a 3% salary contribution into a default fund after 90 days unless the new hire enrolls themselves. Additional 2% non-discretionary contribution by the company annually to qualified employees.

•

Employee Stock Purchase Plan (ESPP) - Eligible immediately; contribute between 1% and 5% of base salary, overtime, bonus/incentive, commissions (after tax) - no employer match but a discounted purchase rate.

•

Carebridge Corporation - Assistance in successful management of family and personal concerns which can negatively impact your work performance and quality of life. Areas of assistance include childcare, parenting, eldercare, college planning, etc.

•	Fundamental Insurance Health Plan- 100% employee paid; one premium covers all of the following:

Health Insurance – Three options of limited accident & sickness medical benefit plans meant to cover the majority of medical occurrences. No exclusions for pre-existing conditions except maternity.

Prescription Drug Discount Service Plan– generic and brand names covered with most significant savings on generic.

Vision – $25 allowance per year.

Accidental Death and Dismemberment Plan – covers $20,000 for employee, $5,000 for spouse and $1,000 for child.

•	Employee Assistance Plan – Three free counseling sessions per family member/annually. Other services available.

•

Paid Time Off (PTO) – flexibility to employees to take paid time off work for absences due to illness, vacation, and personal reasons. Each year you receive a specific grant of days off, the amount of which is dependent upon your standard hours of work, prorated in the initial year of hire. You are eligible after 90 days’ service.

•	Paid Holidays - scheduled days, scheduled hours, regular pay plus time-and-a-half pay for hours worked on holiday.

•	Bereavement Pay – Both full-time and part-time – 3 days off/immediate family; 1 day off for other family members (per policy); for days normally scheduled to work.

•	Jury Duty Pay – Both full-time and part-time – Paid time off from SBI, in addition to any other reimbursement outside of the company.

•

Social Security – The company pays a dollar per dollar match of the Social Security tax deducted from the employee’s pay. Social Security pays benefits when you retire, become disabled or die. Social Security also pays Medicare benefits.

•	Unemployment Insurance – The company pays a tax percentage of each employee’s earnings to provide compensation in the event of your unemployment.

•	Workers’ Compensation – Compensation for eligible expenses incurred as the result of illness/injury incurred in the course of employment, subject to approval and applicable waiting periods.

•

FMLA – Up to 12 weeks of unpaid time off, on a rolling year basis, for the serious health condition of you or other eligible family members, or the birth or adoption of a baby/child; after 1 year of continuous service and work at least 1,250 hours in the 12 months prior to the leave. If state family leave law is more generous, the state law prevails.

This summary is merely a general overview of benefits. Please consult the applicable Summary Plan Description (SPD) for more information. The Plan document has final authority over plan provisions.

Although it is the intent of the Company to continue your benefits indefinitely, please be advised that the Company reserves the right to change benefits at any time, up to and including termination of such benefits.

Susquehanna Bancshares, Inc. 26 North Cedar Street Lititz, PA 17543-7000	Abington Bancorp, Inc. 180 Old York Road Jenkintown, PA 19046

NEWS RELEASE

SUSQUEHANNA BANCSHARES CONTACTS:	ABINGTON BANCORP CONTACT:
INVESTOR RELATIONS:	Robert W. White
Abram G. Koser, Vice President Investor Relations	Chairman, President & CEO
(717) 625-6305, ir@susquehanna.net	(215) 886-8280

MEDIA:
Stephen Trapnell, Corporate Communications Manager
(717) 625-6548, communications@susquehanna.net

Susquehanna Bancshares, Inc. to Acquire Abington Bancorp, Inc.

Combined Bank to Serve Strong Demographic Region in Greater Philadelphia Area,

Offering Customers Increased Resources & Financial Management Services

FOR IMMEDIATE RELEASE: LITITZ, PA, and JENKINTOWN, PA, January 26, 2011: Susquehanna Bancshares, Inc. (Susquehanna) (NASDAQ: SUSQ) and Abington Bancorp, Inc. (Abington) (NASDAQ: ABBC) announced the signing of a definitive agreement under which Susquehanna will acquire all outstanding shares of common stock of Abington in a stock-for-stock transaction.

The transaction, with an approximate total value of $273 million, is expected to be completed in the third quarter of 2011. Under terms of the agreement, Abington shareholders will receive 1.32 shares of Susquehanna common stock for each share of Abington common stock. Based on closing prices of Susquehanna’s and Abington’s common stock on January 25, 2011, this represents a price of $13.04 per Abington share, a premium of 13.8% over Abington’s closing price. Based on the average closing price of Susquehanna’s common stock for the five-day period ended January 25, 2011, this would represent a price of $13.16 per Abington share, a premium of 14.8% over Abington’s closing price on January 25, 2011.

The combined company will have approximately $15 billion in assets, including $10 billion in loans, and $10 billion in deposits. Abington Bank’s 20 branches in the suburban counties surrounding Philadelphia will join Susquehanna Bank’s network of 221 branches in Pennsylvania, New Jersey, Maryland and West Virginia. Susquehanna does not anticipate closing any of Abington’s branches.

“We are pleased and excited to welcome Abington to the Susquehanna family. We expect that the combination of these two companies will yield expanded services for customers and enhanced opportunities for growth and earnings for shareholders,” said William J. Reuter, Chairman and Chief Executive Officer of Susquehanna. “Like Susquehanna, Abington has built a reputation for exceptional customer service, and the locations of Abington’s bank branches provide a natural extension of Susquehanna’s network in the greater Philadelphia area. We believe that together we can provide customers of those offices with a broader array of banking services, including expanded commercial lending capabilities. In addition, we anticipate that the investment management expertise provided by Susquehanna’s wealth management subsidiaries in Montgomery County will be a valuable local resource for Abington customers.”

Robert W. White, Chairman, President and Chief Executive Officer of Abington, said, “We are pleased to join forces with Susquehanna and their strong management team. We believe that by adding our franchise with its strong demographics to Susquehanna, we will benefit our shareholders, customers, employees and the communities we serve. We are excited about the potential represented by our combined operations and look forward to joining the Susquehanna family.”

Reuter said, “We believe that we have identified opportunities to improve the margin at Abington through increased commercial lending and an enhanced deposit mix, and we also expect to grow non-interest income. As a result of this transaction, Susquehanna will have additional capital to proactively pursue opportunities for growth through increased lending in the greater Philadelphia area and throughout our market territory, and for capital management initiatives. Susquehanna and Abington are both rooted in the ideals of community banking, and we look forward to building on this legacy as we move forward together.”

Upon completion of the transaction, White will be appointed to the Susquehanna board and will join the leadership team of Susquehanna Bank’s Delaware Valley Division, which encompasses eastern Pennsylvania and southern New Jersey.

Susquehanna expects the internal rate of return of this transaction to exceed 19%, based on annual cost savings of approximately $8 million, residual credit losses of $31 million, and one-time merger-related expenses of approximately $21 million. While the transaction is projected to be neutral to 2012 earnings per share, it is expected to add approximately $95 million or 100 basis points to Susquehanna’s Tier I common capital position. Ultimate earnings accretion will be driven by how Susquehanna deploys the excess capital. The boards of directors of both Susquehanna and Abington have approved the transaction. Completion of the transaction is subject to customary closing conditions, including regulatory approvals and the approval of shareholders of both companies.

Certain company information regarding Abington and Susquehanna is set forth below.

Company Data (as of 12/31/2010):	Abington	Susquehanna
Assets	$1.2 billion	$14 billion
Deposits	$0.9 billion	$9.2 billion
Loans	$0.7 billion	$9.6 billion
Total Equity	$0.2 billion	$2.0 billion
Offices	20	221

Susquehanna was advised in this transaction by J.P. Morgan Securities LLC. as financial advisor and Morgan, Lewis & Bockius LLP as legal counsel. Abington was advised by Keefe, Bruyette & Woods as financial advisor and Elias, Matz, Tiernan & Herrick LLP as legal counsel.

Conference Call: Thursday, January 27, 11 a.m. EST

Susquehanna’s executive leadership will conduct a webcast to discuss the acquisition, as well as the company’s fourth quarter and full year 2010 financial results, on Thursday, January 27, 2011, at 11 a.m. Eastern Standard Time. The conference call may include forward-looking information and financial goals. Investors and interested parties will have the opportunity to listen to the conference call through a live broadcast on Susquehanna’s Web site. The event may be accessed by selecting “Investor Relations” near the top right of the home page, then “Overview,” and clicking on the webcast link. To listen to the live call, please go to the Web site at least 15 minutes prior to the scheduled start time to download and install any necessary audio software. For those who are unable to listen to the live broadcast, an archived replay and podcast will be available on the Web site shortly after the call concludes.

About Susquehanna Bancshares, Inc.

Susquehanna is a financial services holding company with assets of approximately $14 billion. Headquartered in Lititz, Pa., the company provides banking and financial services at 221 branch locations in the mid-Atlantic region. Through Susquehanna Wealth Management, the company offers investment, fiduciary, brokerage, insurance, retirement planning, and private banking services, with approximately $6 billion in assets under management and administration. Susquehanna also operates an insurance brokerage and employee benefits company, a commercial finance company and a vehicle leasing company. Investor information may be requested on Susquehanna’s Web site at www.susquehanna.net.

About Abington Bancorp, Inc.

Abington Bancorp Inc. is the holding company for Abington Bank, with assets of approximately $1.2 billion. Abington Bank is a Pennsylvania-chartered, FDIC-insured savings bank which was originally organized in 1867. Abington Bank conducts business from its headquarters and main office in Jenkintown, Pennsylvania, as well as twelve additional full-service branch offices and seven limited-service banking offices located in Montgomery, Bucks and Delaware counties, Pennsylvania.

This press release contains “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995, which are based on Susquehanna’s and Abington’s current expectations, estimates and projections about future events. This includes statements regarding the timing of the transaction, the timing and success of business plans and integration efforts once the transaction is complete, Susquehanna’s ability to expand its services and realize growth and efficiencies through the acquisition of Abington, Susquehanna’s expectations regarding the internal rate of return on the acquisition, merger-related expenses and the impact of the transaction on Susquehanna’s earnings and capital position. These statements are not historical facts or guarantees of future performance, events or results. Such statements involve potential risks and uncertainties, such as whether the merger will be approved by the shareholders of Susquehanna and Abington or by regulatory authorities, whether each of the other conditions to closing set forth in the merger agreement will be met, Susquehanna’s ability to integrate Abington as planned and the general effects of financial, economic, regulatory and political conditions affecting the banking and financial services industries. Accordingly, actual results may differ materially. Neither Susquehanna nor Abington undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For additional factors that may affect future results, please see filings made by Susquehanna and Abington with the Securities and Exchange Commission (“SEC”), including Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2009, and Abington’s Annual Report on Form 10-K for the year ended December 31, 2009.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Susquehanna and Abington intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the shareholders of Susquehanna and Abington. Investors and security holders of Susquehanna and Abington are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Abington, Susquehanna and the merger.

In connection with the proposed merger, Susquehanna will file a registration statement on Form S-4 with the SEC. The registration statement will include the joint proxy statement for Susquehanna and Abington, which will also constitute a prospectus of Susquehanna. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Susquehanna or Abington with the SEC, may be obtained free of charge at the SEC’s Web site at http://www.sec.gov/. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Abington by contacting Frank Kovalcheck, Abington Bancorp, Inc., 180 Old York Road, Jenkintown, PA 19046, telephone: 215-886-8280 or from Abington’s Web site at http://www.abingtonbankonline.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Susquehanna by contacting Abram G. Koser, Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, telephone: 717-626-4721.

Susquehanna, Abington and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from shareholders of Susquehanna and Abington in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of Susquehanna and Abington in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about the executive officers and directors of Susquehanna in its Annual Report on Form 10-K for the year ended December 31, 2009 and in its definitive proxy statement filed with the SEC on March 26, 2010. You can find information about Abington’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2009 and in its definitive proxy statement filed with the SEC on April 16, 2010.

Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

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